

June 24, 2011

David Wells
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

> **Re: Netflix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 000-49802**

Dear Mr. Wells:

We have reviewed your response letter dated May 20, 2011 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1. We note disclosure in your filing that you have $1.2 billion in contractual commitments due over the next several years pursuant to various fixed-fee license agreements and revenue sharing agreements with studios and distributors. Please confirm that in future filings, to the extent any of these agreements is substantially important to your results of operations, you will revise your "Business" section to disclose the material terms of such agreements. In addition, please advise as to the analysis you undertook to determine that none of these agreements was required to be filed pursuant to Item 601 of Regulation S-K.

Selected Financial Data, page 21

2. We note your response to prior comment one and your disclosure that you plan to cease providing gross subscriber additions, subscriber acquisition costs and churn. We continue to believe that disclosure of rates of churn would be useful to investors since disclosure of the total number of subscribers who discontinued service can high light important operating trends and therefore request reconsideration of discontinuing this metric. Please advise.

    You may contact Patrick Kuhn at (202) 551-3308 or Joe Foti at 202-551-3816 with any questions. You may also call me at 202-551-3380.

                                                    Sincerely,

                                                    Lyn Shenk
                                                    Branch Chief